No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. These securities may not be offered or sold in the United States absent registration or exemptions from registration under such laws. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of New Pacific Metals Corp. at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, by faxing a written request to (604) 669-9387, or by calling (604) 633-1368, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	June 3, 2020

NEW PACIFIC METALS CORP.

4,238,000 Common Shares

This short form prospectus ("prospectus") qualifies the distribution (the "Offering") of 4,238,000 common shares (the "Offered Shares") in the capital of New Pacific Metals Corp. (the "Company") at a price of $5.90 per Offered Share (the "Offering Price") for gross proceeds of $25,004,200. The Offering is being made pursuant to the terms of an underwriting agreement dated May 25, 2020 (the "Underwriting Agreement") between the Company and BMO Nesbitt Burns Inc., as sole underwriter (the "Underwriter"). See "Plan of Distribution".

Price $5.90 per Common Share
			Net Proceeds to the
	Price to the Public	Underwriter's Fee(1)	Company(2)
Per Common Share	$5.90	$0.354	$5.546
Total(3)	$25,004,200	$1,500,252	$23,503,948

Notes:

(1) In consideration of the services rendered by the Underwriter in connection with the Offering, the Company has agreed to pay the Underwriter a cash fee equal to 6% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option (as defined below)) (the "Underwriter's Fee").

(2) Before deducting the expenses related to this Offering, estimated at $380,000, which, together with the Underwriter's Fee, will be paid by the Company from the proceeds of the Offering. See "Use of Proceeds".

(3) The Company has granted to the Underwriter an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part at any time and from time to time until the date that is 30 days from and including the Closing Date (as defined below), to purchase up to an additional 635,700 Offered Shares on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriter's Fee and net proceeds to the Company before deducting estimated expenses of $380,000 will be $28,754,830, $1,725,289.80 and $27,029,540.20, respectively.

This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution". A purchaser who acquires Offered Shares forming part of the Underwriter's over-allocation position acquires those securities under this prospectus, regardless of whether the over- allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. All references to "Offered Shares" in this prospectus include any Common Shares (as defined below) issued upon any exercise of the Over-Allotment Option.

The following table sets out the maximum number of securities that may be issued by the Company to the Underwriter pursuant to the Over-Allotment Option granted to the Underwriter.

Underwriter's Position	Maximum Size	Exercise Period	Exercise Price

Over-Allotment Option	635,700 Offered Shares	Up to 30 days from the	$5.90 per Offered Share
Closing Date

The Offering Price was determined by arm's length negotiation between the Company and the Underwriter with reference to the prevailing market price of the common shares of the Company (the "Common Shares") on the TSX Venture Exchange (the "TSXV"). The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution".

Subject to applicable laws, the Underwriter may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Offered Shares at a price lower than that stated above. See "Plan of Distribution".

The Common Shares are listed on the TSXV under the symbol "NUAG". On May 19, 2020, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSXV was $6.50 per Common Share. On June 2, 2020, the last trading day prior to the filing of this prospectus, the closing price of the Common Shares on the TSXV was $5.69 per Common Share. The TSXV has conditionally approved the listing of the Offered Shares distributed under this prospectus on the TSXV. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSXV on or before the Closing Date.

An investment in the Offered Shares should be considered speculative due to various factors, including the nature of the Company's business. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with their investment in the Offered Shares. See "Forward-Looking Statements" and "Risk Factors".

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about June 9, 2020, or such later date as the Company and the Underwriter may agree (the "Closing Date"), however the Offered Shares are to be taken up by the Underwriter, if at all, on or before a date that is not later than 42 days after the date of the receipt for the final prospectus.

It is expected that the Company will arrange for an instant deposit of the Offered Shares to or for the account of the Underwriter with CDS Clearing and Depository Services Inc. ("CDS") or its nominee on the Closing Date, against payment of the aggregate purchase price for the Offered Shares. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which Offered Shares are purchased unless specifically requested or required. See "Plan of Distribution".

In a separate transaction on May 19, 2020, Pan American Silver Corp. ("Pan American") agreed to sell to the Underwriter an aggregate of 8,000,000 Common Shares (the "Block Trade Shares") at the Offering Price, by way of a bought block trade, for gross proceeds of $47,200,000 (the "Concurrent Block Trade"). The net proceeds of the Concurrent Block Trade were paid to Pan American. The Block Trade Shares will be resold to the public by the Underwriter. The Block Trade Shares are not, nor are they required to be, qualified by this prospectus, and will consequently not be subject to the purchasers' statutory rights of withdrawal and rescission described in this prospectus. See "Plan of Distribution".

ii

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain legal matters relating to the Offered Shares will be passed upon by Bennett Jones LLP, on behalf of the Company, and by Borden Ladner Gervais LLP, on behalf of the Underwriter.

In this prospectus, references to the "Company" refer to New Pacific Metals Corp. and/or, as applicable, one or more of its subsidiaries. Unless otherwise stated, references to "dollars" and "$" in this prospectus are to Canadian dollars.

The Company is neither a "connected issuer" nor a "related issuer" of the Underwriters as defined in National Instrument 33- 105 – Underwriting Conflicts.

The principal business office and registered office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

iii

ABOUT THIS PROSPECTUS

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus in connection with the issue and sale of the Offered Shares. Prospective purchasers should rely only on the information contained or incorporated by reference in this prospectus in connection with the purchase of the Offered Shares. Information in this prospectus updates and modifies information incorporated by reference herein. Prospective purchasers should assume that the information appearing in this prospectus is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, financial performance and prospects may have changed since those dates.

Purchasers are required to inform themselves about, and to observe any restrictions relating to, any offering or distribution of our securities under this prospectus.

Market data and certain industry forecasts used in this prospectus and the documents incorporated by reference in this prospectus were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but neither the Company nor the Underwriter have independently verified such information.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada) (together with regulations thereunder, the "Tax Act"), the Offered Shares, if issued on the date hereof, would constitute a "qualified investment" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered disability savings plan ("RDSP"), a registered education savings plan ("RESP"), a tax-free savings account ("TFSA") or a deferred profit sharing plan, each as defined in the Tax Act, provided that the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) or the Company is otherwise a "public corporation" (other than a mortgage investment corporation) within the meaning of the Tax Act.

Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP or TFSA (each, a "Registered Plan"), the annuitant of an RRSP or RRIF, the subscriber under an RESP or the holder of a TFSA or RDSP, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of Offered Shares held in the Registered Plan if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will be a "prohibited investment" for a Registered Plan if the Controlling Individual

(a) does not deal at arm's length with the Company for purposes of the Tax Act, or (b) has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the Offered Shares will not be a "prohibited investment" if the Offered Shares are "excluded property" for purposes of the prohibited investment rules for a Registered Plan.

Prospective purchasers who intend to hold the Offered Shares in a Registered Plan should consult their own tax advisors having regard to their own particular circumstances.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

These forward-looking statements are based on the beliefs of the Company's management as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate.

Examples of forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements in respect of: termination of the Offering upon the maximum amount of sales of Offered Shares being completed thereunder; sales of Offered Shares under the Offering; the use of net proceeds of the Offering; the Company's intention to complete the Offering on the terms and conditions described herein; the Company's intentions regarding the use of the remainder of the proceeds from the 2019 Offering (as defined below); the listing of the Offered Shares on the TSXV; the resale of the Block Trade Shares (as defined below) to the public by the Underwriter; the anticipated effect of the Offering on the performance of the Company; the participation of Silvercorp (as defined below) in the Offering; the plans and expectations for the Silver Sand Project, the Silverstrike Project and the Tagish Lake Gold Project (each as defined below); the plans and expenditures related to the Company's 2020-2021 Silver Sand Exploration Program (as defined below), construction of an associated exploration camp, and the 2020-2021 Additional Exploration Programs (as defined below); the intended approach and timing of resuming field operations in Bolivia; and the projections contained in the Amended and Restated Technical Report (as defined below), including mineral resource estimates, resource grade and sensitivity to metal prices.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward- looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: public health crises (such as the COVID-19 (as defined below) pandemic); the ongoing impact of COVID-19 on the Company and its ability to resume operations in Bolivia; investing in the Common Shares; discretion in the use of proceeds of the Offering; the ability to raise additional funds; volatility of the market price for the Common Shares generally; general business, economic, competitive, political, regulatory and social uncertainties; silver, lead, copper and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental action, decrees and regulations, including those related to COVID-19 and environmental laws and regulations and liability and obtaining permits and licences; future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and non-governmental actions; and regulatory risks. This list is not exhaustive of the factors that may affect any of the forward- looking statements of the Company.

Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out generally and certain economic and business factors, some of which may be beyond the control of the Company. Further, these statements are only current as of the date hereof or of the date of the documents incorporated herein by reference, unless otherwise indicated, as the case may be. Important risk factors are identified in this prospectus under the heading "Risk Factors" and in the AIF (as defined below) under the heading "Item 4.2 - Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described. Proposed investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update or supplement any of these forward-looking statements as a result of changing circumstances or otherwise, and the Company disclaims any obligation to do so, except as required by applicable laws. For all of these reasons, such forward-looking statements included in, or incorporated by reference into, this prospectus should not be unduly relied upon.

FINANCIAL INFORMATION

The Annual Financial Statements and Interim Financial Statements (each as defined below), which are incorporated by reference herein, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are reported in Canadian dollars.

TECHNICAL INFORMATION

The Company has identified the Silver Sand Project (as defined below) as its material mineral project for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The disclosure in this prospectus and the documents incorporated by reference herein of a scientific or technical nature for the Silver Sand Project is supported by the amended and restated technical report prepared in accordance with NI 43-101 titled "Technical Report - Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 and with an effective date of January 16, 2020 (the "Amended and Restated Technical Report") and prepared by AMC Mining Consultants (Canada) Ltd ("AMC Consultants"). The Amended and Restated Technical Report was filed on SEDAR on June 3, 2020 under the Company's profile at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in every province of Canada except Québec. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, by faxing a written request to (604) 669-9387, or by calling (604) 663-1368, or electronically through SEDAR at www.sedar.com. The following documents, filed with the securities commissions or similar regulatory authorities in every province of Canada, except Québec, are specifically incorporated by reference and form an integral part of this prospectus:

(a) the annual information form of the Company for the fiscal year ended June 30, 2019, dated September 20, 2019 (the "AIF");

(b) the audited annual consolidated financial statements of the Company as at and for the years ended June 30, 2019 and 2018, together with the notes thereto and the independent auditor's report thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis of the Company for the years ended June 30, 2019 and 2018;

(d) the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended March 31, 2020 and 2019, together with the notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis of the Company for the three and nine months ended March 31, 2020 and 2019;

(f) the management information circular of the Company dated October 29, 2019, in connection with the annual meeting of the shareholders of the Company held on November 29, 2019;

(g) the material change report dated October 8, 2019 with respect to the announcement of a bought-deal prospectus offering of Common Shares for gross proceeds of $15,000,000 (the "October 2019 Financing");

(h) the material change report dated October 25, 2019 with respect to the closing of the October 2019 Financing;

(i) the material change report dated November 19, 2019 with respect to the appointment of Dr. Mark Cruise as Chief Operating Officer of the Company;

(j) the material change report dated April 27, 2020 with respect to the resignation of Dr. Rui Feng as Chief Executive Officer of the Company and the appointment of Dr. Mark Cruise as Chief Executive Officer of the Company;

(k) the material change report dated May 19, 2020 with respect to the announcement of the first mineral resource estimate at the Silver Sand Project;

(l) the material change report dated May 19, 2020 with respect to the announcement of the Offering;

(m) the material change report dated May 25, 2020 with respect to the filing of the technical report prepared in accordance with NI 43-101 titled "Technical Report - Silver Sand Deposit Mineral Resource Report" dated May 25, 2020 and with an effective date of January 16, 2020 (the "Original Technical Report");

(n) the material change report dated May 28, 2020 with respect to the appointment of Dr. Mark Cruise as an additional director of the Company;

(o) the Amended and Restated Technical Report; and

(p) the marketing materials of the Company dated May 19, 2020 with respect to the Offering ("Marketing Materials").

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

The Marketing Materials are not part of this prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus. Any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements), filed after the date of this prospectus and before the termination of the distribution under the Offering is deemed to be incorporated by reference into this prospectus.

NEW PACIFIC METALS CORP.

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference herein and does not contain all of the information about the Company and its business.

Business Information

The Company is an exploration and development company which owns the concessions comprising the Silver Sand project (the "Silver Sand Project") in the Potosí Department, Bolivia, the Silverstrike project (the "Silverstrike Project") in La Paz Department, Bolivia and the Tagish Lake gold project (the "Tagish Lake Gold Project") in the Yukon, Canada. The Company is primarily focused on the development of the Silver Sand Project, the Company's material property under NI 43-101.

Recent Developments

The following is a summary of recent developments involving the Company since September 20, 2019, being the date of the AIF:

• On October 2, 2019, the Company announced the October 2019 Financing. The October 2019 Financing closed on October 25, 2019 and an aggregate of 4,312,500 Common Shares were issued for gross proceeds of $17,250,000.

• On November 19, 2019, the Company announced the appointment of Dr. Mark Cruise as Chief Operating Officer of the Company.

• On December 2, 2019, the Company announced that each of Dr. Rui Feng, Jack Austin, David Kong, Greg Hawkins and Martin Wafforn had been re-elected as directors of the Company at the Company's annual general meeting.

• On December 4, 2019, the Company announced that it had acquired a 98% interest in the Silverstrike Project, which is located approximately 150 kilometers southwest of La Paz, by making a one-time cash payment of US$1,350,000 to the vendors thereof.

• On December 19, 2019, the Company announced that it had expanded the land package for the Silver Sand Project by acquiring a 100% interest in a special temporary authorization ("ATE") located immediately north of the Silver Sand Project by making a one-time cash payment of US$200,000 to the third party vendors thereof.

• On April 14, 2020, the Company announced the first independent mineral resource estimate for the Silver Sand Project. The estimate was provided by AMC Consultants.

• On April 27, 2020, the Company announced that Dr. Rui Feng had stepped down as Chief Executive Officer of the Company and that Dr. Mark Cruise had been appointed as the Chief Executive Officer of the Company.

• On May 25, 2020, the Company filed the Original Technical Report.

• On May 26, 2020, the Company announced that Silvercorp Metals Inc. ("Silvercorp") had indicated its intent to participate in the Offering by purchasing Common Shares to maintain its pro rata interest of 28.8% of the outstanding Common Shares pursuant to its participation right and further increase its interest by 100,000 Common Shares, for an aggregate of 1,320,710 Common Shares.

• On May 28, 2020, the Company announced that Dr. Mark Cruise had been appointed as an additional director of the Company.

• On June 3, 2020, the Company filed the Amended and Restated Technical Report.

Description of the Silver Sand Project

The disclosure set out below regarding the Silver Sand Project is based on, without material modification or revision, the disclosure in the executive summary of the Amended and Restated Technical Report. The Amended and Restated Technical Report is available for review under the Company's SEDAR profile at www.sedar.com. The Amended and Restated Technical Report contains more detailed information and qualifications than are set out below and readers are encouraged to review the Amended and Restated Technical Report. This summary is subject to all of the assumptions, information and qualifications set forth therein.

Executive Summary

The Amended and Restated Technical Report provides an initial Mineral Resource estimate on the Silver Sand Property (also referred to as the "Property" or the "Silver Sand Property"). The Amended and Restated Technical Report was prepared by AMC Consultants of Vancouver, Canada on behalf of the Company in accordance with the requirements of NI 43-101 for filing on SEDAR.

The Company, through its wholly-owned subsidiaries, acquired exploration and mining rights over an aggregate area of approximately 60 square kilometres (km2) covering the Silver Sand deposit and its surrounding areas. The Silver Sand area has been intermittently mined for silver from narrow high-grade mineralized veins in the Cretaceous sandstone since early to mid- 1500s.

Property description and ownership

The Property is situated in the Colavi District of Potosí Department in southwestern Bolivia, 25 kilometres (km) north-east of Potosí city, the department capital. The approximate geographic center of the Property is 19°22' 4.97" S latitude and 65°31' 22.93" W longitude at an elevation of 4,072 metres (m) above sea level. According to the current 2014 and 2016 mining laws, exploration and mining rights in Bolivia are granted by the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera) ("AJAM") through Administrative Mining Contracts ("AMCs") between an operator and AJAM. Operators can also acquire interests in exploration and mining rights by signing Mining Production Contracts ("MPCs") on areas controlled by the state-owned mining company, Corporación Minera de Bolivia ("COMIBOL"), who holds these rights.

The Company, through its three wholly-owned subsidiaries, Empresa Minera Alcira S.A., Empresa Jisas-Jardan SRL, and Empresa El Cateador SRL, collectively hold exploration and mining agreements over an approximate 60 km2 contiguous area. The total area under 100% control of the Company is 5.42 km2 after the claim consolidation and conversion procedures are complete. This process is completed for the Silver Sand south block, which hosts the Mineral Resource area. The remaining area incorporates MPC claims consisting of 29 ATEs and 201 cuadriculas for a total area of about 57 km2 surrounding the Silver Sand core area. The AMC-covered and MPC-covered areas are collectively referred to as the "Silver Sand Property" or "Property" in the Amended and Restated Technical Report.

Geology and mineralization

The Silver Sand Property is located in the south section of the polymetallic tin belt in the Eastern Cordillera of the Central Andes, Bolivia. Evidence of historical mining activities such as abandoned mining adits and mining villages can be seen across the Property. Bedrock in the Property area mainly consists of weakly deformed Cretaceous continental sandstone, siltstone, and mudstone and strongly deformed Paleozoic marine sedimentary rocks. The Cretaceous sedimentary sequence forms an open syncline which plunges gently north-northwest and is bound to the southwest and northeast by northwest trending faults. The dominant Cretaceous sedimentary sequence within the Property is divided into the lower La Puerta Formation and the upper Tarapaya Formation. The La Puerta Formation consists of sandstones and unconformably overlies the highly folded Paleozoic marine sedimentary rocks. The Tarapaya Formation conformably overlies the La Puerta sandstones in the central part of the Property and comprises siltstones and mudstones intercalated with minor sandstone. Both the Cretaceous and Paleozoic sedimentary sequences are intruded by numerous small Miocene subvolcanic dacitic porphyry intrusions.

Silver mineralization is hosted by faults, fractures, fissures, and crackle breccia zones in the Cretaceous La Puerta brittle sandstone and porphyritic dacitic dikes, laccolith, and stocks. In the mineralized sandstone, open spaces are filled with silver- containing sulphosalts and sulphides in forms of sheeted veins, stockworks, and veinlets, as well as breccia fillings and minor disseminations. Most silver mineralization in the Property is structurally controlled with secondary rheological controls. The intensity of mineralization is dependent on the density of various mineralized vein structures developed in the brittle host rocks. The most common silver-bearing minerals include freibergite, miargyrite, polybasite, bournonite, andorite and boulangerite. The mineralized zones have been irregularly oxidized which in areas can result in significant mixed oxide and sulphide zones due to the strong local influence of sub-vertical fractures. Oxide minerals are dominated by jarosite, goethite and minor hematite resulting pervasive staining within sandstones, and pseudomorphing of sulphide minerals within veins.

A total of ten mineralized prospects have been identified across the Property to date. These include the Silver Sand deposit and the El Fuerte, Snake Hole, North Plain, San Antonio, Esperanza, Jisas, El Bronce, Mascota, and Aullagas occurrences. Silver Sand and Snake Hole have been defined or tested by drilling. The other eight prospects have been defined by rock chip and grab sampling of ancient and more recent artisanal mine workings and dumps. Four mineralization types have been recognized in the Property, including (1) sandstone-hosted silver mineralization, (2) dacitic porphyry-hosted silver mineralization, (3) hydrothermal breccia-hosted silver mineralization, and (4) manto-type tin and base metal mineralization. The first three mineralization types are considered to have been developed in an epithermal environment during the late stage of the Cenozoic orogenic movement in the Eastern Cordillera. They are typical of the Bolivian polymetallic vein-type deposits represented by the giant Cerro Rico de Potosí silver mine in Potosí. The manto-type tin and base metal mineralization was formed by metosomatic replacement associated with a mesothermal environment during the early stage of the Cenozoic orogenic event.

Status of exploration

Before the acquisition of the Property by the Company in 2017, the previous owner drilled eight diamond drillholes for a total of 2,334m of HQ size core between 2012 and 2015 at the Silver Sand deposit, within the core area of the Property. Limited surface and underground sampling were also conducted by the previous owner. Since October 2017, the Company has carried out an extensive property-scale reconnaissance investigation program by surface and underground sampling of the mineralization outcrops and the accessible ancient underground mine works across the Property. A total of 904 rock chip samples were collected from 19 separate outcrops by the Company since 2017. Continuous chip samples were collected at 1.5m intervals along lines roughly perpendicular to the strike direction of the mineralization zones. Sample lines covered a total length of 1,340m. Most of the sampled outcrops are located above or near old mine works.

The Company has also mapped and sampled 42 historical mine workings comprising 4,912m of mine tunnel. A total of 964 continuous chip samples have been collected at 1m intervals along walls of available tunnels that cut across the mineralized zones. Mine dumps from historical mining activities are scattered across a significant portion of the Property. The Company has collected a total of 1,339 grab samples from historical mine dumps. The majority of samples collected were remnants of high-grade narrow veins extracted from underground mining activity. Of the 1,339 samples collected from historical mine dumps to date, 572 samples (43%) returned assay results between 32 and 3,290 grams per ton (g/t) silver (Ag) with an average grade of 190 g/t Ag. Assay results of underground chip samples and surface mine dump grab samples show that silver mineralization widely occurs in the wall rocks of the previously mined-out high-grade veins in the abandoned ancient underground mining works.

Drilling

From October 2017 to December 2019, the Company conducted intensive diamond drilling programs over the Silver Sand core area to define the spatial extension of the mineralization. It drilled 386 HQ diamond holes for a total metreage of 97,610m in the core area of the Property. Holes were first drilled at 50m-by-50m grid to delineate the spatial extensions of the major mineralized zones defined by surface and underground sampling. Later drilling, on a nominal 25m-by-25m grid, infilled defined areas of mineralization.

All holes were drilled from the surface. Drillholes were drilled up to 545m deep at inclinations between -45° and -80° towards azimuths of 060° (~NE) and 220° (~SW) to intercept the principal trend of mineralized vein structures. The drilling programs have covered an area of approximately 1,600m long in the north-south direction and 800m wide in the east-west direction and have defined silver mineralization at the Silver Sand deposit over an oblique strike length of 2km, a collective width of 650m and to a depth of 250m below surface. Drill coring was completed using conventional HQ (64 millimetre (mm) diameter) equipment and 3m drill rods. Core recovery from the Company's drill programs varies between 0% (voids and overburden) and 100%, averaging 97%. More than 92% of core intervals have a core recovery of greater than 95%. Drill core containing visible mineralization is wrapped in paper to minimize damage during transport.

Sample preparation, assay, and QA/QC

The Company has developed and implemented good standard procedures for sample preparation, analytical, and security protocols. The Company manages all aspects of sampling from the collection of samples to sample delivery to the laboratory. All samples are stored and processed at the Company's Betanzos facility located approximately 1.5 hours drive from the Silver Sand deposit. This facility is surrounded by a brick wall, has a locked gate and is monitored by video surveillance and security guard 24 hours a day, seven days a week. Within the facility, there are separate and locked areas for core logging, sampling, and storage.

Core, chip, and grab samples are shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation. At the preparation lab, samples are processed using the following procedures: (1) crush to 70% less than 2mm; (2) riffle split off 250 grams (g); and (3) pulverize split to better than 85% passing a 75-micron sieve. The pulverized pulps are shipped to ALS Global in Lima, Peru for geochemical analysis. Sample analysis in 2017 and 2018 comprised an aqua regia digest followed by Inductively Coupled Plasma ("ICP") Atomic Emission Spectroscopy analysis of silver, lead, and zinc (ALS code OG46). Assay results greater than 1,500g/t Ag were sent for fire assay and gravimetric finish analysis. The Company changed its analysis protocol in 2019 to include systematic multielement analysis. All samples were sent for an initial 51 element ICP mass spectroscopy analysis (ALS code ME-MS41) with over limit procedures in place.

Drill programs completed on the Property between 2017 and 2019 have included Quality Assurance / Quality Control ("QA/QC") monitoring programs which have incorporated the insertion of certified reference materials ("CRMs"), blanks, and duplicates into the sample streams, and umpire (check) assays at a separate laboratory. AMC Consultants has compiled and reviewed the available QA/QC data for 345 drillholes where assays have been received. The Company has included CRMs, blank, and coarse reject umpire (check) assays as part of routine analysis at slightly less than the preferred rates of 5%. Field duplicate samples consisting of quarter core have also been included but comprise less than 1% of all samples.

The Company has used four different CRMs throughout the project history. Three CRMs were used in the 2019 program, which monitored the approximate cut-off grade and grades below and above the average grade. In previous years, CRMs did not monitor the cut-off grade. CRMs generally show reasonable analytical accuracy; however, two of the four CRMs do not perform within certified control limits, with an excessive number of failures. AMC Consultants postulates that poor CRM performance may be due to the CRMs being certified using a four-acid digest but analyzed using aqua-regia. AMC Consultants recommends that follow up work be completed prior to further use of these CRMs. Blank sample results are considered acceptable and show that no significant contamination has occurred during sample preparation and analysis. Quarter core field duplicate samples show sub-optimal performance which suggest that mineralization is heterogeneous, that sample errors are occurring during the sampling process, or a combination of both factors. Duplicate samples are biased on average 11% lower than the original sample. AMC Consultants speculates that the friable nature of silver sulphosalts may result in sample loss during the core cutting and sampling process, resulting in progressive decrease in sample grade with each successive stage of processing, and an overall net underestimation of metal. AMC Consultants recommends that this be investigated. Umpire (check) coarse reject samples have been sent to a third-party laboratory to confirm the accuracy of the primary laboratory. Umpire assay results show sub-optimal precision however this may be in part due to additional sub-sampling variance incurred during sampling of the coarse rejects. AMC Consultants recommends future umpire samples be sent as pulp samples.

The Qualified Person ("QP") considers sample preparation, analytical and security protocols employed by the Company to be acceptable. The QP has reviewed the QA/QC procedures used by the Company including CRMs, blank, duplicate and umpire data and has made some recommendations. The QP does not consider these to have a material impact on the Mineral Resource estimate and considers the assay database to be adequate for Mineral Resource estimation.

Metallurgical testing

A metallurgical testwork program started in 2018 examined several metallurgical composites of Oxide, Transition, and Sulphide mineralization from two areas of the Silver Sand deposit. The composites were prepared from samples of available half-core. A geometallurgical sampling approach was used and was designed to highlight the effect of differences in silver grade, degree of oxidation, and lithology.

Four independent geometallurgical testwork programs (mineral characterization, comminution, froth flotation, and cyanide leaching) were carried out on the different metallurgical composites. Six metallurgical domains were identified for the flotation and leaching testwork and six geological domains were branded for the comminution work. Comminution, flotation, and leaching programs were completed by SGS Mineral Services in Lima, Peru, while the mineral characterization work was completed by the Research Center for Mining and Metallurgy and Oruro Technical University both in Bolivia.

The results of the testwork suggest that the mineralized materials from the Silver Sand Project would be amenable to processing using conventional flotation or large-scale whole ore cyanidation at atmospheric pressure. This preliminary metallurgical testing program has demonstrated that good silver extraction rates are possible using these simple extraction methods and that further improvements and refinements should be possible in future programs after fine-tuning the various test parameters. Highlights of the completed test program are as follows:

• Composite samples of Sulphide, Transition, and Oxide mineralization were submitted for laboratory-scale rougher- scavenger flotation testing and this achieved up to 96.0%, 86.8%, and 92.0% silver recovery respectively.

• Composite samples of Sulphide, Transition, and Oxide mineralization were submitted for bottle roll cyanidation testing and this achieved up to 96.7%, 97.0%, and 96.3% silver extraction respectively.

• Samples of oxide mineralization were submitted for coarse column leach cyanidation testing and this achieved up to 88.3% silver extraction.

• High recoveries achieved during cyanidation tests indicate that silver-bearing minerals within the sulphide and transition composite samples tested can be considered non-refractory in nature.

• Composite samples were found to be mostly in the soft to medium grindability range with low to medium values of Abrasion Index (Ai).

Development and operations

There are no mining or metal recovery operations underway by the Company or the prior owner at the Property. There are a few local contract miners conducting underground, small-scale, artisanal mining intermittently on the Property. Evidence of historic mining, commencing in Spanish Colonial times, is demonstrated by numerous adits, declines, pits and drifts, rail tracks, and small-scale dumps scattered around the Property. There are no known records of past production from these activities.

Mineral Resources

The Mineral Resource estimate was completed using 330 drillholes on the Property comprising 85,391m of diamond core and 58,420 assays. Grade interpolation was completed using ordinary kriging. Silver, lead, zinc, gallium, and indium were estimated but only silver is reported below as metallurgical work has yet to be done on the other metals.

The mineralization domain was built by the Company using Leapfrog Geo 4.0 software. The mineralization domain was reviewed and accepted by the QP with some changes, including separating the domain into two areas based on vein orientation. The QP estimated into these domains and also estimated a background block model that was combined with the domain mineralization to form the final block model. The Company performed 4,033 density measurements on the core drilled on the Property. As the mineralization is hosted in one rock type, after reviewing the density data, the QP assigned two density measurements to the block model based on the mean density inside and outside of the mineralized domains. The mineralized sandstone was assigned a bulk density of 2.54 tons per cubic metre (t/m3) and the unmineralized sandstone was assigned a bulk density of 2.50 t/m3.

The pit-constrained Mineral Resources are reported for blocks above a conceptual pit shell based on a US$18.70/ounce silver price and within the AMC claim boundary. Pit optimization allowed minor waste to extend outside the Company's 100% owned claim boundary to the NE and SW. The cut-off applied for reporting the pit-constrained Mineral Resources is 45 g/t Ag. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries, and were obtained from comparable industry situations. The model is depleted for historical mining activities.

The Mineral Resource for the Silver Sand deposit has been estimated by Ms Dinara Nussipakynova, P.Geo., Principal Geologist of AMC Consultants, who takes responsibility for the estimate. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1.1 Conceptual pit-constrained Mineral Resource as of 31 December 2019

Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)

Measured	8.4	159	43.05

Indicated	26.99	130	112.81

Measured & Indicated	35.39	137	155.86

Inferred	9.84	112	35.55

Source: AMC Mining Consultants (Canada) Ltd.

Notes:

• CIM Definition Standards (2014) were used for reporting the Mineral Resources.

• The QP is Dinara Nussipakynova, P.Geo. of AMC Consultants.

• Mineral Resources are constrained by an optimized pit shell developed at a metal price of US$18.70/oz Ag and recovery of 90% Ag (cost and other assumptions shown in Table 1.2 below).

• Cut-off grade is 45 g/t Ag.

• Mineral Resources are reported inside the AMC claim boundary.

• Pit optimization allows waste to extend outside the claim to the NE and SW.

• Mineral resources that are not mineral reserves do not have demonstrated economic viability.

• Drilling results up to 31 December 2019.

• The numbers may not compute exactly due to rounding.

Table 1.2 Cut-off grade and conceptual pit parameters

Input	Units	Value

Silver Price	US$/oz Ag	18.70
Silver process recovery	%	90
Payable silver	%	97
Dilution factor	%	10
Mining recovery factor	%	100
Mining cost	US$/t mined	2.00
Process cost	US$/t minable material > COG	10.00
G&A cost	US$/t minable material > COG	2.00
Slope angle	degrees	45

Source: AMC Mining Consultants (Canada) Ltd.

Notes:

• Sustaining capital cost has not been included.

• Measured, Indicated and Inferred Mineral Resources included.

The QP is not aware of any known environmental, permitting, legal, taxation, socioeconomic, marketing, or other similar factors that could materially affect the stated Mineral Resource estimates. Regarding title, the QP is aware that the ATEs, where the Mineral Resource is located, are in the process of being consolidated and converted into one concession. An AMC with AJAM has been signed but is yet to be registered with the mining register, notarized, and published in the mining gazette. AMC Consultants sees no reason for these final conversion steps not to occur. Regarding political risk, during and after the Fall 2019 elections, civil unrest across the country resulted in road blockages and strikes by local groups. Roads to the Property were blocked during this temporary event. New elections are currently scheduled to be held in 2020, which may again result in temporary civil unrest. In the past, former political leaders have caused Bolivia to nationalize privately owned mines. Globally mining laws are subject to change from time to time.

Mineral Reserves

There are neither historical nor current Mineral Reserves on the Property.

Conclusions

Silver mineralization at the Property occurs in ten areas: Silver Sand, El Fuerte, Snake Hole, North Plain, San Antonio, Esperanza, Jisas, El Bronce, Mascota, and Aullagas. The mineralization identified in the Property belongs to the Bolivian polymetallic vein-type deposits represented by the giant Cerro Rico de Potosí silver mine in Potosí.

The Silver Sand deposit is defined by exploration drilling and has a conceptual pit-constrained Mineral Resource using a 45 g/t Ag cut-off of Measured and Indicated Resources of 35.39 million tonnes grading 137 g/t silver; and Inferred Mineral Resource of 9.84 million tonnes grading 112 g/t silver. Ms Dinara Nussipakynova, P.Geo. of AMC Consultants takes responsibility for these estimates. Logging, mapping, sampling, and analyzing procedures of the Company's on-going exploration programs follow common industry practice. Results of QA/QC programs are deemed acceptable by the QP. The results of a preliminary metallurgical test program suggest that the mineralized materials from the Silver Sand Property would be amenable to processing using conventional flotation or whole ore cyanidation at atmospheric pressure at a large scale.

Risks and opportunities relating to this project are discussed below.

Risks

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributable to the estimation of Mineral Resources. Until Mineral Resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. The QP notes that the current Mineral Resource is constrained within a conceptual open pit that allows minor waste, but not mineralization, to extend onto the MPC area. Constraining both the waste and mineralization to the AMC ground reduces the contained silver ounces in the Measured and Indicated category from 155.9 Moz to 142.2 Moz and in the Inferred category from 35.6 Moz to 27.4 Moz. Engineering, geotechnical and hydrogeological studies, at a sufficient level to convert Mineral Resources to Mineral Reserves, are necessary before the impact of these risks and uncertainties to the project's potential economic viability can be reasonably quantified. Operating in South America can be associated with political risk. In the past, former political leaders have caused Bolivia to nationalize privately owned mines. Global mining laws are subject to change from time to time.

Opportunities

Potential opportunities for the Silver Sand Project include:

• The current Mineral Resource is constrained within an open pit that allows waste, but not mineralization, to extend onto the MPC area. Extending the pit to allow for the extraction of both waste and mineralization in the MPC area increases the contained silver ounces in the Measured and Inferred category from 155.9 Moz to 170.3 Moz and in the Inferred category from 35.6 Moz to 49.7 Moz.

• Expansion and upgrading of the Silver Sand deposit through additional drilling.

• Significant exploration potential within an emerging silver district, which contains numerous showings and evidence of silver-rich, polymetallic mineralization including historic workings.

Recommendations

Quality Assurance / Quality Control

With respect to density, the QP recommends that the Company incorporate: (a) the regular use of a density standard; (b) weigh samples following immersion to ensure that the sample is not absorbing water; and (c) send a portion of samples to a third- party laboratory for density measurement.

With respect to CRMs, the QP recommends that the Company: (a) adjust CRM monitoring criteria such that assay batches with two consecutive CRMs outside two standard deviations, or one CRM outside of three standard deviations are investigated and, if necessary, re-analyze the batch; (b) purchase an additional CRM at the average grade (130 g/t Ag) of the deposit which has been certified using similar digestion methodology; (c) investigate performance issues with CRMs CDN-ME-1603 and CDN- ME-1605 if these are to be used in future programs; and (d) re-evaluate the use of ME-MS41 analytical method.

With respect to blanks, the QP recommends that the Company: (a) adjust blank insertion procedures to also include the insertion of blank material immediately after visible high-grade silver intercepts or, alternatively, request quartz wash samples be inserted by the laboratory; and (b) if ALS method ME-MS41 is to be used for ongoing routine analysis: (i) test an additional 10 – 20 samples from the new blank quarry site to establish a background value; and (ii) establish an appropriate (lower) blank failure limit for ME-MS41 analysis.

With respect to duplicates, the QP recommends that the Company: (a) implement investigative work to understand duplicate sample bias; and (b) ensure that all future programs include at least 5% duplicate samples including field duplicates, coarse (crush) duplicates, and pulp duplicates to enable the various stages of sub-sampling to be monitored.

With respect to umpire samples, the QP recommends that the Company: (a) submit pulp samples (rather than coarse reject) so that umpire samples only monitor analytical accuracy and variance; and (b) include CRMs at the average grade and higher grades in umpire sample submissions.

Mineral Resource

For future Mineral Resource modelling it is useful to determine the extent of the historical mining on the Property. The QP recommends that the Company: (a) conduct a professional survey of the underground cavities if it is safe to do so; (b) continue to record in logs if the drilling hits voids; (c) conduct a survey of the waste dumps in order to check the volumes of mined-out areas; (d) conduct structural analysis of available data and complete initial structural/geotechnical drilling as required; and (e) update the 3D geological model to include detailed geology–deposit oxidation domaining and structures.

Mineral Resource expansion and conversion

The Silver Sand deposit as currently defined remains open for expansion. There has been no modern district scale exploration. It is recommended that future exploration, resource expansion, and definition drilling: (a) test the newly defined Snake Hole prospect located approximately 600m east of the Silver Sand deposit; (b) test and/or convert areas of known silver mineralization and or structural extensions within, adjacent to and / or not captured by the current conceptual open pit design;

(c) test the northern structural extension of the Main Zone of the Silver Sand deposit; (d) test the downdip/deeper extents below the Main Zone and the area between the Main and South Zones of the deposit; and (e) conduct an initial drill test on the Silver Sand North Block ~ El Bronce and Jisas targets.

Metallurgical testwork development

A second phase of metallurgical testwork is recommended to build on and improve the metallurgical characterization work completed to date. Further technical de-risking and metallurgical optimization would be the objectives. This phase of testwork would include the following items:

• Selection of representative samples, using core material from metallurgical holes plus coarse rejects from other areas of the deposit. Good spatial coverage and representation of different geometallurgical units are required.

• Chemical characterization (ICP scans) of composites.

• Physical characterization including comminution tests.

• Quantitative mineralogical characterization using QEMScan.

• Flotation testwork, including rougher kinetic tests, batch cleaner tests, and locked cycle tests.

• Characterization of final flotation test products, including scans for deleterious elements.

• Whole ore leaching testwork, including bottle roll tests to assess leach kinetics after grinding, vat leach tests and column leach tests, to assess vat and heap leach kinetics at various coarse sizes.

• Cyanide destruction tests.

• Environmental tests, including ARD and metal leaching tests on flotation tailings samples.

• Environmental baseline studies

• Limited environmental studies have been completed to date. Given the long-lead times for environmental studies it is recommended that the Company commence environmental baselines studies as a matter of urgency.

Community and social studies

It is recommended that community and social studies are continued and expanded to levels appropriate for the potential scale and technical status of the project.

District scale exploration

Complete initial district scale exploration including geological mapping, sampling, and target generation over the Property. Contingent on results and necessary approvals drill testing may be warranted.

Costs

The costs for the recommended programs including contingency are tabulated below in Table 1.3.

Table 1.3 Budget for the recommended programs in U.S. dollars

Account category	Budget totals (US$)
Betanzos camp costs (repairs, cook/meals, fuel, supplies, and logistics)	400,000

Geology and project administration (contractors, consultants)	300,000

Systems (health and safety/database)	150,000

Diamond drilling (26,000 m)	3,100,000

Assay (21,000 samples)	1,000,000

Technical consulting and reporting (NI 43-101 PEA technical report and resource estimate)	200,000

Metallurgical test work	220,000

Environmental baseline studies	560,000

Community and social studies programs	425,000

Contingency (10%)	635,500

Grand total	6,990,500

For additional information on the Silver Sand Project, refer to the Amended and Restated Technical Report.

Intercorporate Relationships

The corporate structure of the Company and its subsidiaries, as of the date hereof, is as follows:

New Pacific Metals Corp. (B.C.)
100%
Whitehorse Gold Corp. (B.C.)
100%
Tagish Lake Gold Corp. (B.C.)
100%
Tagish Lake Project (Yukon)
New Pacific Offshore Inc. (British Virgin Islands "BVI")
100%
SKN Nickel & Platinum Ltd. (BVI)
100%
Glory Metals Investment Corp. Limited (Hong Kong)
100%
Fortress Mining Inc. (BVI)
82%
Qinghai Found Mining Co. Ltd. (China)
RZY Project (China)
67%
100%
New Pacific Investment Corp. Limited (Hong Kong)
100%
Empresa Minera Alcira S.A. (Bolivia)
100%
Silver Sand Project (Bolivia)
95%
96%
5%
4%
Empresa Jisas-Jardan SRL (Bolivia)
Empresa El Cateador SRL (Bolivia)
100%
New Pacific Andes Corp. Limited (Hong Kong)
100%
NPM Minerales S.A. (Bolivia)
1%
99%
Colquehuasi S.R.L. (Bolivia)
98%
100%
Silverstrike Project (Bolivia)
Samasa Camp (Bolivia)

CONSOLIDATED CAPITALIZATION

Other than as set forth in the table below, there have been no material changes in the share or loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements. The following table represents the Company's share capital as at March 31, 2020 (i) before giving effect to the Offering, (ii) after giving effect to the Offering, and (iii) after giving effect to the Offering assuming the exercise of the Over-Allotment Option in full:

			As at March 31, 2020
	As at March 31, 2020	As at March 31, 2020	after giving effect to the
			Offering, assuming
	before giving effect to	after giving effect to the	exercise of Over-
	the Offering	Offering	Allotment Option in full
Share Capital	$167,452,932	$190,576,880	$194,102,472

Common Shares	147,760,851	151,998,851	152,634,551

Stock Options	4,942,961	4,942,961	4,942,961

Restricted Share Units	1,064,600	1,064,600	1,064,600

Fully Diluted Issued and Outstanding	153,768,412	158,006,412	158,642,112

USE OF PROCEEDS

Assuming the Over-Allotment Option is not exercised, the net proceeds of the Offering will be approximately $23,123,948 after deducting the Underwriter's Fee of $1,500,252 and the estimated expenses of the Offering. See "Plan of Distribution". Assuming the Over-Allotment Option is not exercised (in whole or in any part), the net proceeds are expected to be used to advance exploration and development at the Company's wholly-owned Silver Sand Project and other regions and projects in Bolivia outside of the Silver Sand Project as follows:

Proceeds(1)

Offering	$25,004,200

Underwriter's Fee	$1,500,252

Estimated expenses of the Offering	$380,000

Net Proceeds	$23,123,948

Use of Proceeds

2020–2021 Exploration Program for Silver Sand Project(2)

Drilling of 26,000 meters	$4,300,000

Assaying and sampling of 21,000 samples	$1,400,000

Other field operation expenditures	$2,100,000

Advanced studies	$1,400,000

Community relations and social studies	$600,000

Exploration camp construction	$5,000,000

Subtotal for Silver Sand Project	$14,800,000

2020–2021 Exploration Programs for Other Regions and Projects in Bolivia

Drilling of 34,000 meters	$5,750,000

Assaying and sampling of 34,000 samples	$2,250,000

Other field operating expenditures	$323,948

Subtotal for other exploration programs	$8,323,948

Total	$23,123,948

___________________
Note:

(1) Assuming the Over-Allotment Option is not exercised (in whole or in any part).

(2) The amounts referenced in Table 1.3 have been grouped together and a foreign exchange rate of US$1.00 = C$1.40 was used to convert such amounts, with rounding to the nearest hundred thousand.

The Company plans to conduct the additional 26,000 meter drill program at the Silver Sand Project from July 2020 to December 2021 (the "2020-2021 Silver Sand Exploration Program"). Estimated expenditures for the 2020-2021 Silver Sand Exploration Program include: (a) $4.4 million of direct drilling costs at a cost of $170/m; (b) $1.4 million for 21,000 samples at cost of $67 per sample; (c) $2 million for other field operation expenditures, including, but not limited to, road constructions, vehicle and equipment purchases, camp services, and salaries and benefits for employees; (d) $1.4 million related to various advanced studies, including a Preliminary Economic Assessment (PEA) study, metallurgical testwork, and environmental baseline study; and (e) $0.6 million in community relations and social studies, including a socio-economic baseline study, donations and other support programs to the local communities. In conjunction with the 2020-2021 Silver Sand Exploration Program, the Company plans to work on the construction of an exploration camp during the same period. The exploration camp will be designed to host 150 personnel along with a large capacity of drill core storage. Design and construction costs for the exploration camp are budgeted to be approximately $5 million. The Amended and Restated Technical Report provides an estimated budget of US$6,990,500 for the programs recommended at the Silver Sand Project; however the Company expects additional funds, as set forth in the table above, to be required for the construction of the exploration camp, that are not addressed in the Amended and Restated Technical Report.

The Company also plans to carry out exploration programs outside of the Silver Sand Project area in Bolivia from July 2020 to December 2021 (the "Additional 2020-2021 Exploration Programs") including, but not limited to, the Company's Silverstrike Project area and regions north of the Silver Sand Project. Estimated expenditures for the Additional 2020-2021 Exploration Programs include: (a) $5.75 million of direct drilling costs at a cost of $170/m; (b) $2.25 million for 34,000 samples at cost of $67 per sample; and (c) $0.32 million for other field operation expenditures, including, but not limited to, road constructions, vehicle and equipment purchases, camp services, and salaries and benefits for employees.

The extent to which the Company pursues the Additional 2020-2021 Exploration Program in respect of other regions and projects in Bolivia will depend, among other things, on the amount of proceeds raised in the Offering and is secondary to the Company's proposed exploration and development program at the Silver Sand Project. The Company's technical staff, under the direction of Alex Zhang, P. Geo., VP of Exploration of the Company and a "qualified person" for the purposes of NI 43- 101, have considered and recommended the 2020-2021 Silver Sand Exploration Program and the Additional 2020-2021 Exploration Programs for other regions and projects in Bolivia in accordance with the Company's strategic plan, which has been duly considered and approved by the Company's management and board of directors.

While the COVID-19 pandemic has already had significant, direct impacts on the Company's operations and business as described in the management's discussion and analysis of the Company for the three and nine months ended March 31, 2020 and 2019, the extent to which the pandemic will continue to impact the Company's operations (including those in Bolivia) are highly uncertain and cannot be predicted with confidence as at the date of this prospectus. It is possible that the commencement of the 2020-2021 Silver Sand Exploration Program, construction of the associated exploration camp or the Additional 2020-2021 Exploration Programs could be delayed due to the COVID-19 pandemic. Any such delays would push back the applicable start and/or completion dates. See "Risk Factors – Public Health Crises" for additional information.

In the event the Over-Allotment Option is exercised in whole or in part, proceeds will be used to cover any costs of the 2020- 2021 Silver Sand Exploration Program, the construction of the exploration camp and the Additional 2020-2021 Exploration Programs that exceed the net proceeds received by the Company from the Offering (excluding from the exercise of the Over- Allotment Option), working capital and general corporate purposes.

The Company intends to use the proceeds of the Offering as described above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary, including for working capital and general corporate purposes. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the description above and will depend on a number of factors, including those referred to under "Risk Factors –Discretion in Use of Proceeds".

Working capital as at March 31, 2020 was $39,652,082. Estimated working capital as at May 31, 2020 was approximately $38,200,000. Material changes for working capital during the period ended May 31, 2020 were related to approximately $1.85 million spent on operations in Bolivia and corporate overhead, offset by $395,000 received from dividends, interest and stock option exercises.

The Company had negative cash flow from operating activities for the financial year ended June 30, 2019 and the nine months ended March 31, 2020. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to use a portion of the proceeds from any offering to fund such negative cash flow. See "Risk Factors – Negative Cash Flow from Operating Activities".

On October 25, 2019, the Company closed an offering of Common Shares for net proceeds of approximately $16.2 million (the "2019 Offering"). A portion of the proceeds of the 2019 Offering has been used by the Company to advance exploration and development of the Silver Sand Project, as set out in the table below, and the Company intends to use the remainder of the proceeds from the 2019 Offering to cover any costs of the 2020-2021 Silver Sand Exploration Program, the construction of the exploration camp and the Additional 2020-2021 Exploration Programs that exceed the net proceeds received by the Company from the Offering, working capital and general corporate purposes.

		Approximate Actual
Use of Proceeds Items	Original Estimated	Expenditure to March 31,
	Expenditure	2020

Drilling of 55,000m of diamond core	$8,167,000	$6,668,473
Assaying and sampling of 53,854 samples	$2,655,000	$2,426,510
Equipment	$697,000	$349,874
Site Expenses	$414,000	$659,081
Community relations	$148,000	$168,059
Concession renewal	$2,000	$1,833
Metallurgical testing	$270,000	$130,659
Technical report	$338,000	$342,327
Overhead office costs	$3,055,000	$2,911,006
Total	$15,746,000	$13,657,822

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This prospectus qualifies the distribution of the Offered Shares offered pursuant to the terms of the Underwriting Agreement.

The Company is authorized to issue an unlimited number of Common Shares. As of March 31, 2020, there were 147,760,851 Common Shares issued and outstanding, 4,942,961 Common Shares issuable upon exercise of outstanding stock options ("Options") and 1,064,600 Common Shares which may be issuable upon the settlement of outstanding restricted share units ("RSUs") (the Company intends to settle RSUs by the issuance of Common Shares as soon as practicable after the vesting date, but retains the discretion under the Company's incentive plan, to settle the RSUs in cash or in shares).

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share held at all such meetings. Holders of Common Shares are entitled to receive on a pro rata basis such dividends on the Common Shares, if any, as and when declared by the board of directors of the Company at its discretion, paid in money or property or by issuing fully paid Common Shares of the Company, and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on par with, the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PRIOR SALES

For the 12-month period before the date of this prospectus, the Company has issued the following Common Shares, or securities exchangeable or convertible into Common Shares:

Common Shares

The following table summarizes issuances of Common Shares by the Company for the 12-month period prior to the date of this prospectus:

Date of Issuance	Number of Common Shares	Price Per Common Share
August 23, 2019	291,000	$1.58
October 25, 2019	4,312,500	$4.00

In addition to the Common Shares referenced in the table above, an aggregate of 848,066 Common Shares were issued in connection with the exercise of outstanding Options for the 12-month period prior to the date of this prospectus. The exercise price for such Options ranged between $0.55 and $2.15, resulting in aggregate gross proceeds of $995,236.

Options

No Options were granted by the Company during the 12-month period prior to the date of this prospectus.

Restricted Share Units

The Company intends to settle RSUs by the issuance of Common Shares as soon as practicable after the vesting date, but retains the discretion under the Company's incentive plan, to settle the RSUs in cash or in Common Shares. The following table summarizes grants of RSUs by the Company for the 12-month period prior to the date of this prospectus:

Date of Grant	Number of RSUs	Settlement Date
December 2, 2019	266,150	June 2, 2020
December 2, 2019	266,150	December 2, 2020
December 2, 2019	266,150	June 2, 2021
December 2, 2019	266,150	December 2, 2021

MARKET FOR SECURITIES

The Common Shares are currently listed on the TSXV under the trading symbol "NUAG". The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSXV for the 12-month period prior to the date of this prospectus. As of the date of this prospectus, the Company had 147,884,378 Common Shares issued and outstanding. On June 2, 2020, the last full trading day prior to the date of this prospectus, the closing price of the outstanding Common Shares on the TSXV was $5.69 per Common Share.

Month	Monthly High Price	Monthly Low Price	Monthly Volume
June 1 – 2, 2020	$5.89	$5.63	292,645
May 2020	$7.17	$5.04	5,103,972
April 2020	$6.46	$4.07	6,743,738
March 2020	$5.78	$2.34	4,886,509
February 2020	$6.78	$4.74	3,002,182
January 2020	$6.98	$5.61	4,344,293
December 2019	$5.99	$4.60	1,951,768
November 2019	$4.96	$4.23	1,971,111
October 2019	$4.63	$4.09	2,671,947
September 2019	$6.71	$2.75	4,128,885
August 2019	$3.00	$2.35	1,076,518
July 2019	$2.52	$2.21	202,467
June 2019	$2.55	$1.91	1,280,261

PLAN OF DISTRIBUTION

Offering

Under the terms of the Underwriting Agreement between the Company and the Underwriter, the Company has agreed to sell, and the Underwriter has agreed to purchase from the Company, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, 4,238,000 Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares. The Offering Price was determined by arm's length negotiation between the Company and the Underwriter with reference to the prevailing market price of the Common Shares on the TSXV.

The Company has granted to the Underwriter the Over-Allotment Option, which is exercisable in whole or in part at any time and from time to time up to 30 days after the Closing Date to purchase up to an additional 635,700 Offered Shares on the same terms as set forth above to cover over-allotments, if any, and for market-stabilization purposes. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Offered Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Offered Shares forming part of the Underwriter's over-allocation position acquires those Offered Shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of "disaster out" (including related to a material adverse development related to COVID-19 or escalation thereof after May 19, 2020), "material change out", "regulatory out" or may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter and its affiliates and their respective directors, officers, agents and employees against certain liabilities, including liabilities under applicable Canadian securities legislation, and expenses and to contribute to payments that the Underwriter may be required to make in respect thereof.

The expenses of this Offering, not including the Underwriter's Fee, are estimated to be $380,000 and are payable by the Company. The aggregate Underwriter's Fee will be $1,500,252 ($0.354 per Common Share or 6% of the gross proceeds, assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, the aggregate Underwriter's Fee will be $1,725,289.80.

The Underwriter reserves the right to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) to assist in the Offering, who may or may not be offered part of the Underwriter's Fee.

The Company has agreed not to directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding or in accordance with the Company's option and incentive plans) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from May 19, 2020 until 90 days following the Closing Date without the Underwriter's prior written consent, which consent will not be unreasonably withheld. The Company has also agreed to deliver lock-up agreements executed by each of the Company's executive officers and directors pursuant to which they agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares for a period from May 19, 2020 until 90 days following the Closing Date without the Underwriter's prior written consent, which consent will not be unreasonably withheld.

The TSXV has conditionally approved the listing of the Offered Shares distributed under this prospectus on the TSXV. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSXV on or before the Closing Date.

The Underwriter proposes to offer the Offered Shares initially at the Offering Price. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriter to the Company.

Subscriptions will be reserved subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Company will arrange for an instant deposit of the Offered Shares to or for the account of the Underwriter with CDS or its nominee on the Closing Date, against payment of the aggregate purchase price for the Offered Shares. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which Offered Shares are purchased unless specifically requested or required.

The Offering is being made in every province of Canada, except Québec. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States. The Offered Shares to be issued pursuant to the Offering have not been registered under the U.S. Securities Act, or any state securities laws, and may not be offered, sold or delivered within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available. Accordingly, with respect to the U.S. Securities Act, the Offered Shares may be offered and sold only: (a) to qualified institutional buyers as that term is defined in Rule 144A under the U.S. Securities Act; and (b) outside of the United States in reliance on Regulation S under the U.S. Securities Act. As used herein, the term "United States" has the meaning given to it in Regulation S under the U.S. Securities Act. Because of these restrictions and those described below, potential purchasers in the United States are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Offered Shares offered hereby.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such other offer or sale is made otherwise than in accordance with an available exemption from the registration requirements under the U.S. Securities Act. Any Offered Shares sold on the basis of an exemption to the registration requirements of the U.S. Securities Act into the United States will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period of distribution, bid for or purchase Offered Shares for its own account or for accounts over which it exercises control or direction. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Offered Shares if the bid or purchase is made through the facilities of the TSXV in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada (IIROC); (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. In connection with this Offering, the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market, including: short sales; purchases to cover positions created by short sales; imposition of penalty bids; syndicate covering transactions and stabilizing transactions. As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market.

No offer or sale of the Offered Shares may be made in any jurisdiction except in compliance with the applicable laws thereof. Persons receiving this prospectus are responsible for informing themselves about and observing any restrictions as to the Offering and the distribution of this prospectus.

Concurrent Block Trade

In a separate transaction on May 19, 2020, Pan American agreed to sell to the Underwriter an aggregate of 8,000,000 Block Trade Shares at the Offering Price, by way of a bought block trade, for gross proceeds of $47,200,000. The net proceeds of the Concurrent Block Trade were paid to Pan American. The Block Trade Shares will be resold to the public by the Underwriter. The Block Trade Shares are not, nor are they required to be, qualified by this prospectus, and will consequently not be subject to the purchasers' statutory rights of withdrawal and rescission described in this prospectus. Block Trade Shares may be acquired from the Underwriter by purchasers who acquire Offered Shares qualified by this prospectus and Block Trade Shares in a single or related transactions, in which case only the sale of Offered Shares qualified by this prospectus will be subject to the purchaser's statutory rights of withdrawal and rescission described in this prospectus.

RISK FACTORS

An investment in the Company is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of its development. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements contained herein. In addition to the information set out below and elsewhere in this prospectus, including in the section entitled "Forward-Looking Statements", investors should carefully consider the risk factors set out in the AIF under the heading "Item 4.2 - Risk Factors" and other documents that are incorporated by reference in this prospectus. By their nature, forward-looking statements involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Prospective investors should carefully consider the following risk factors along with the other matters set out herein:

Risks Related to the Offering

Discretion in Use of Proceeds

The Company intends to use the net proceeds of the Offering to achieve its stated business objective as set forth under "Use of Proceeds". Management of the Company maintains broad discretion to spend the proceeds in ways that it deems most efficient and may use the net proceeds other than as described and in ways that an investor may not consider desirable. As a result, an investor will be relying on the judgment of management for the application of the net proceeds of the Offering. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under "Use of Proceeds" or the failure of the Company to achieve its stated business objectives set forth in such section, could adversely affect the Company's business and, consequently, could adversely affect the price of the Common Shares on the open market.

Negative Cash Flow from Operating Activities

The Company has not yet achieved positive operating cash flow, and the Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Common Shares, which could cause investors to lose part or all of their investment.

Future Sales or Issuances of Securities

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by the Company's existing shareholders of Common Shares in the market, or the perception that these sales could occur. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that the Company deems appropriate. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Additional Financing

The continued development of the Silver Sand Project will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company's business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution.

Volatility of Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by government and regulatory authorities, the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Dilution

Additional financing needed to continue funding the development and operation of the Company may require the issuance of additional securities of the Company. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Ratification of Mining Production Contract

As part of the Silver Sand Project's expansion plan, the Company entered into a MPC with COMIBOL in January 2019 to explore and potentially mine the area adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. There is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government's positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company's business.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning the COVID‐19 novel coronavirus ("COVID‐19"). Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

As at the date hereof, the global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 could result in a widespread global health crisis that could adversely affect global economies and financial markets, resulting in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel, restrictions to the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties. Any such disruptions or closures could have a material adverse effect on the Company's business. In addition, parties with whom the Company does business or on whom the Company is reliant may also be adversely impacted by the COVID‐19 crisis which may in turn cause further disruption to the Company's business. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere. The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

The Company's 2020 drill campaign at the Silver Sand Project was impacted by the COVID-19 pandemic during the first quarter of 2020. The Company took immediate steps to protect the health and safety of its employees and ensure full compliance of national quarantine and social distancing rules imposed by the Bolivian and Canadian governments, including temporary suspension of the 2020 drill campaign since the latter part of March 2020. A total of 2,388m of drilling was completed before the suspension. The Company's exploration and development projects are currently under care and maintenance procedures until such time as is appropriate to resume the operations. Meanwhile, as part of the Company's ongoing community and social responsibility program, the Company has donated medical, hygiene, and food supplies to local communities and the Company has designed and implemented appropriate protocols to protect the health and safety of our workforce and communities. The Company intends to resume field operations, including the 2020 drill campaign, when authorized and safe to do so, on a phased approach following health guidelines and government decrees in Bolivia.

While the COVID-19 pandemic has already had significant, direct impacts on the Company's operations and business, the extent to which the pandemic will continue to impact the Company's operations (including those in Bolivia) are highly uncertain and cannot be predicted with confidence as at the date of this prospectus. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments' mandates to curtail the spreading of the virus, community and social stabilities, the Company's ability to resume operations (including the 2020 drill campaign at the Silver Sand Project and the activities relating to the 2020-2021 Silver Sand Exploration Program, construction of the associated exploration camp, and the 2020-2021 Additional Exploration Programs, as described under the heading "Use of Proceeds") efficiently or economically. Any of these uncertainties, and others, could have further material adverse effect on the Company's business and operations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, located at 939 Granville Street, Vancouver, British Columbia, V6Z 1L3.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

LEGAL MATTERS

Certain Canadian legal matters related to the offering of securities under this prospectus will be passed upon by Bennett Jones LLP, on behalf of the Company and Borden Ladner Gervais LLP, on behalf of the Underwriter.

INTERESTS OF EXPERTS

Information of a scientific or technical nature contained in and incorporated by reference in this prospectus is based upon the Amended and Restated Technical Report authored by Adrienne Ross, P.Geo., B.Sc., Ph.D., Dinara Nussipakynova, P.Geo., B.Sc., M.Sc. and Simeon Robinson, P.Geo. of AMC Mining Consultants (Canada) Ltd. and A. Holloway, P.Eng., B.Sc.Met. of AGP Mining Consultants Inc., all of whom are independent of the Company. To the knowledge of the Company, as at the date of this prospectus, the aforementioned firms and persons, as respective groups, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

As at the date of this prospectus, the "designated professionals" (as such term is defined in Form 51-102F2 – Annual Information Form) of each of Bennett Jones LLP and Borden Ladner Gervais LLP, as respective groups, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of this prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Only the sale of Offered Shares under this prospectus is subject to the above purchaser's statutory rights of withdrawal and rescission. The Block Trade Shares that may be reoffered by the Underwriter to purchasers during the course of the Offering are not, nor are they required to be, qualified by this prospectus, and are consequently not subject to the above purchasers' statutory rights of withdrawal and rescission. See "Plan of Distribution".

CERTIFICATE OF NEW PACIFIC METALS CORP.

Dated: June 3, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

NEW PACIFIC METALS CORP.

(signed) "Mark Cruise"	(signed) "Jalen Yuan"
Dr. Mark Cruise	Jalen Yuan
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Jack Austin"	(signed) "David Kong"
Jack Austin	David Kong
Director	Director

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CERTIFICATE OF THE UNDERWRITER

Dated: June 3, 2020

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of in each of the provinces of Canada except Québec.

BMO NESBITT BURNS INC.

          (signed) "Carter Hohmann"

Carter Hohmann

Managing Director

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